MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

82-1235

Ref: L3138
29 July 2002

02 AUG 15 AM 9:47

02049366

Mr Howard E. Goldberg
Division of Corporate Finance
United States Securities Exchange Commission
WASHINGTON DC 20649
United States of America

SUPPL

Dear Mr Goldberg

For your records please find enclosed announcement to the Australian Stock Exchange as follows.

29/07/02 Quarterly Report 30 June 2002.

PROCESSED
AUG 2 1 2002
THOMSON
FINANCIAL

Yours sincerely
MOUNT BURGESS MINING N.L.

Jan Forrester
Company Secretary

dlw 8/19

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

QUARTERLY REPORT

30 JUNE 2002

Highlights

- AUSTRALIA

Telfer - Gold

Four diamond drill holes intersect zones of mineralisation at the Tim's Dome prospect.

- AFRICA

Tsumkwe, Namibia - Diamonds

Two further kimberlites were discovered during the quarter.

AUSTRALIA

Tim's Dome Prospect, Telfer, Western Australia - Gold
(Mount Burgess Mining N.L. 100%)

The Company has recently completed 516.85m of diamond drilling at the Tim's **Dome** prospect (M45/527, 550 - 100%)

At **Tim's Dome,** 6 diamond drill holes were completed to:

- Test the orientation of previously identified gold mineralisation in a potentially steep west dipping broad structural corridor paralleling the fold axis of the dome for at least 3 kilometres.
- Test a geological concept revealed from detailed structural mapping and a gradient array IP and resistivitiy survey, relating to mineralised veins cross cutting the axial planar corridor and lying parallel with historical drilling.

Best results (intersections in excess of 1 g/t Au, analysis by aqua regia, ICP/MS finish, 1 ppb detection limit) include:

Hole ID	Northin (Local)	Eastin((Local)	Orientation (dip/bearing)	Widtl (m)	From (m)	To (m)	Au g/t
TDDD001	27577	6339	-60°/360°	1.50	53.00	54.50	**1.18**
				0.70	61.50	62.20	**1.23**
				1.00	67.00	68.00	**1.22**
				0.50	68.50	69.00	**1.40**
				1.85	87.00	88.85	**1.12**
TDDD002	27652	6345	-60°/360°	0.80	43.50	44.30	**1.16**
				5.00	56.00	61.00	**4.86**
				0.50	72.00	72.50	**2.43**
TDDD003	28285	6400	-60°/360°	1.00	18.00	19.00	**1.46**
TDDD005	29385	6485	-60°/360°	0.65	23.45	24.10	**13.43**
				0.70	25.70	26.40	**1.47**

The zones of gold mineralisation are hosted by iron oxidised quartz veins within highly fractured and weathered fine grained sandstones. Mineralisation has been recognised in both axial planar and cross cutting veins.

Mineralisation and geology correspond with features identified within the gradient array IP and resistivity survey. The majority of mineralisation intercepted is related to steep westerly dipping axial planar quartz veins.

The Company intends to complete follow up RC drilling utilising orientation information gathered from diamond drilling to further drill test geophysical anomalies indicating zones of sulphide enrichment and high density quartz veins.

Information in this report pertaining to ore reserves, mineral resources and the exploration results from the above project has been approved for release by Mr J.J. Moore, B(App.) Sc., M.Aus.I.M.M. a qualified geologist and full time employee of the Company, with more than five years experience in the field being reported on.

AFRICA

TSUMKWE, Namibia
EPL's 2012, 2014, 2817, 2818 and 2819

(MTB (Namibia) (Proprietary) Ltd 90%, Kimberlite Resources Pty Ltd 10%)

Discovery of Kimberlites

During the quarter the Company discovered the Nxa-on Kimberlite (the second kimberlite discovery for this project, as announced to the Australian Stock Exchange on 4 June 2002) and a third kimberlite 250 metres NNW of the Nxa-on Kimberlite (as announced to the Australian Stock Exchange on 24 June 2002).

Whilst it is believed at this stage that these two kimberlites are not linked at palaeo surface (both kimberlites are buried under about 43 m of Kalahari sand), because of their proximity, it is likely that they are linked at sub-palaeo surface.

The Company is currently conducting a gravity programme over this area in order to best determine how further drilling should be carried out over these targets.

In the meantime, kimberlite samples have been submitted for testing to determine whether they are diamondiferous.

Analysis of the drill chips from both kimberlites, by an independent laboratory in South Africa, has confirmed their genus as kimberlite.

Mineral samples from these kimberlites submitted for heavy media separation and microscopy have produced significant quantities of pyrope garnets, chrome diopsides, chrome spinels and ilmenites.

Potential for the Discovery of another Kimberlite

A percussion drill hole, drilled to the north west of the Nxa-on Kimberlite intersected significant quantities of kimberlitic fragments from 21m-32m down hole, 25m higher (in the local Kalahari stratigraphy) than where the top of the Nxa-on Kimberlite was intersected. As the palaeo slope of the basement host rocks (granites) in this area rises to the east, it is believed that these kimberlitic fragments could be sourced from another kimberlite situated to the east, higher up the palaeo slope, at a point where the Kalahari sand cover is about 20m thick.

Accordingly a gravity programme has recently been conducted in this area to search for this kimberlite.

Cratonic Setting of the Tsumkwe Diamond Project

An independent interpretation of preliminary results from electron probe microanalysis (EPMA) of chrome diopside, pyrope garnet and chromite from the Gura-1 kimberlite (the first kimberlite discovered on this project) indicates that the Tsumkwe project area overlies lithosphere/upper mantle consistent with a cratonic to marginal cratonic environment, with good probability of preserving conditions within the diamond stability field.

The purpose of the EPMA analysis was to assess the diamond prospectivity of the Gura-1 kimberlite using recently developed geochemical techniques.

Preliminary results from this analysis determined the following:

- From 22 chrome diopside grains determined to have formed in equilibrium with garnet lherzolite, 6 to 8 grains are consistent with **formation within the diamond stability field.**
- From 40 chromite grains tested, 26 grains are considered **potentially diamond prospective.**

These results will be supplemented by additional laser-ablation-inductively-coupled-plasma-mass spectrometry (LA-ICP-MS) work which may enable more definitive assessment of diamond prospectivity in the lithosphere/upper mantle.

Geophysics

During the quarter 33 square kilometres of gravity were collected over three separate areas within the Tsumkwe tenements. A number of potential kimberlite targets have been generated from these programmes and will be prioritised for drilling. Two of these targets drilled led to the discovery of the two kimberlites in June.

Loam Sampling

163 loam samples were collected during the quarter, from which 268 pyrope garnets of various sizes and classes were recovered.

Drilling

During the quarter 91 percussion drill holes totalling 3,897 metres were completed. Drilling was conducted for the purpose of testing primary geophysical targets and also to obtain kimberlitic indicator mineral samples from the base of the Kalahari sand cover.

Application for Additional Exclusive Prospecting Licences (EPLs)

During the quarter an additional four EPL's were applied for. EPL's 3019, 3020, 3021 and 3022 are situated to the west and south east of the five existing Tsumkwe EPL's. These applications were granted in early July 2002, adding an additional 2,900 square kilometres to the project area. The total project area now consists of some 7,700 square kilometres.

Information in this report pertaining to the exploration results from the Tsumkwe Project has been approved for release by Dr Richard Russell, Ph. D., M.Aus.I.M.M., of Richard Russell and Associates Pty Ltd, a qualified consulting geologist with more than five years experience in the field being reported on.

CORPORATE

Red October Royalty

The Company has an agreement with Sons of Gwalia Ltd in respect of the Red October gold deposit. In terms of this deed the Company is entitled to 1.75% of the spot value of all gold sales (less refining costs, gold sales costs and any royalties paid to the government or Native Title parties) after the production of 160,000 ozs from these leases.

The following was released in Sons of Gwalia Ltd's June 2002 Quarterly Report: "Tenders for mining services to develop the exploration decline and to mine a bulk sample at Red October have been received by Sons of Gwalia Ltd (SGW). Project commitment and timing is currently being assessed in the context of SGW's Five Year Plan and the results of the tender submissions."